UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period from              to

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

113 King Street

Armonk, N. Y. 10504

Required Information

The MBIA Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2011

MBIA INC.

401(k) PLAN

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of MBIA Inc. 401(k) Plan:

We have audited the accompanying statement of net asset available for benefits of MBIA Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2010 were reported on by Salibello & Broder LLP, whose report dated June 23, 2011 expressed an unqualified opinion on those financial statements. Salibello & Broder’s practice was combined with our firm; consequently, it ceased operations and is no longer a registered public accounting firm.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

New York, New York

June 6, 2012

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of MBIA Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of MBIA Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financials statements taken as a whole.

/s/ Salibello & Broder LLP

New York, New York

June 23, 2011

This report is a copy of the previously issued report. The predecessor firm is no longer in business and has not re-issued its report.

MBIA INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	December 31, 2011	December 31, 2010
Investments, at fair value: (Note 4)
Mutual funds and collective trust	$72,723,842	$73,257,654
Common stock	7,147,419	7,630,970

Total investments, at fair value	79,871,261	80,888,624
Notes receivable from participants	1,152,040	814,403

Net assets available for benefits, at fair value	81,023,301	81,703,027

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust	(207,205)	(69,085)

Net assets available for benefits	$80,816,096	$81,633,942

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	For the Years Ended December 31,
	2011	2010
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 4)	$(4,378,293)	$12,160,586
Interest and dividends	2,796,253	1,486,718

Net investment income (loss)	(1,582,040)	13,647,304

Interest income on notes receivable from participants	56,772	47,766
Contributions:
Participants	4,973,958	4,671,682
Employer	2,422,494	2,501,810

Total contributions	7,396,452	7,173,492

Total additions	5,871,184	20,868,562

Deductions:
Deductions from net assets attributed to:
Benefit distributions	6,689,030	4,390,861

Total deductions	6,689,030	4,390,861

Net increase (decrease)	(817,846)	16,477,701
Net assets available for benefits:
Beginning of year	81,633,942	65,156,241

End of year	$80,816,096	$81,633,942

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

1. Plan Description

The MBIA Inc. 401(k) Plan (the “Plan”) is a defined contribution plan for eligible employees of MBIA Inc. and Subsidiaries (the “Company” or “Employer”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Eligible participants may contribute up to 25% of their total eligible compensation into the Plan. The Company matches employee contributions at the rate of 100% of each participant’s contribution up to a maximum of 5%. Contributions are subject to certain limitations. Employer matching contributions are made in the form of cash, whereby participants may direct the Company match to an investment of their choice. Participants may request loans from their accounts in accordance with established guidelines. At the discretion of the Plan Administrator, the Plan permits eligible employees to rollover funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account.

The Plan is administered by the Company and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian. The transactions with Fidelity and the Company qualify as exempt party-in-interest transactions.

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. The Plan’s vesting methodology is based on an “elapsed time” methodology, which provides for employees to be credited with a number of years of service equal to the number of whole years (12 consecutive months) based on an employee’s period of service starting with hire date with the Employer regardless of whether or not such periods of service were completed consecutively. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited upon the earlier of a distribution or five-year period break in service and generally may serve to pay the Plan’s administrative expenses and to reduce future Company contributions. During 2011 and 2010, $109,940 and $77,221, respectively, of forfeitures were used to fund the Company’s matching obligation pursuant to the terms of the Plan. The forfeiture balance as of December 31, 2011 and 2010 was $2 and $3,869, respectively. The forfeiture balance as of December 31, 2011 will be used to reduce future company contributions.

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses, of each participant’s account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions.

A participant may borrow from his or her account a minimum of $1,000 up to a maximum for all participant loans equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance reduced by the then outstanding balance of any other loans that a participant received from the Plan. Loan terms may range from 1 to 5 years, or longer for the purchase of a principal

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

residence but not to exceed 10 years. The loans are collateralized by 50% of the vested account balance and bear a reasonable rate of interest as determined by the Plan Administrator based on the interest rates charged for similar types of loans by other lenders. Principal and interest are paid ratably through semi-monthly payroll deductions or through direct payment from former employees.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

The Plan’s investments, including its investments in a collective trust, which holds fully benefit-responsive investments contracts, are stated at fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investments contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions, transfers in or loan repayments made by participants plus interest and dividends, less withdrawals, transfers out or loan initiations by participants. The statements of net assets available for benefits present the fair value of a collective trust holding investment contracts as well as the adjustment of its fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

The Plan’s shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at each year end. Investment in the collective trust is stated at fair value represented by the net asset value of the units of participation owned by the Plan at year end as determined by the issuer based on the fair value of the underlying investments. The Plan’s common stock is stated at fair value based on the last reported sales price on the last business day of the year in the active market in which the security is traded.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis.

Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan’s net appreciation (depreciation) in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. The Company’s common stock comprises approximately 9% of the net assets available for benefits for both years ending December 31, 2011 and 2010, respectively.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance, plus accrued but unpaid interest. Loans outstanding are reflected as a receivable of the Plan. Delinquent notes receivable are reclassified as a distribution based on the terms of the Plan document.

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, participant’s contribution, and net results from the investment activities of the participant’s account, reduced for any withdrawal activity and fees associated with notes receivable from participants and participant-directed brokerage accounts.

Payment of Benefits

Benefits are recorded when paid.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

Administrative Expenses

Administrative expenses, which consist primarily of investment management, recordkeeping and auditing fees, are paid directly by the Company rather than from Plan assets, and are not reflected in the Plan’s financial statements. Fees charged by Fidelity relating to notes receivable from participants and fees associated with participant-directed brokerage accounts are paid from the respective participants’ accounts.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) under Topic 820, “Fair Value Measurement” (“ASC 820”) provides the framework for measuring fair value. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date.

ASC 820 provides a fair value hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in current circumstances. The fair value hierarchy is categorized into three levels based on observability and reliability of valuation inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Valuations based on: a) quoted prices for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in markets that are not active, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is more significant for the investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Estimated values do

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily marketable. The Plan’s policy is to recognize transfers in and transfers out between levels as of the date of the event or change in circumstances that caused the transfer. There have been no changes in the valuation methodologies or inputs used at December 31, 2011 and 2010.

The Plan follows the accounting guidance related to the fair value option for financial assets and financial liabilities which provides for an irrevocable option to measure eligible financial assets and liabilities at fair value, with changes in fair value recorded in earnings, that otherwise are not permitted to be accounted for at fair value under other accounting standards. Such guidance also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.

Relevant Accounting Developments

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U. S. GAAP and IFRSs.” ASU No. 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U. S. GAAP and International Financial Reporting Standards (“IFRS”). ASU No. 2011-04 changes certain fair value measurement principles and enforces requirements for disclosing information about fair value measurements, particularly Level 3. The guidance is effective for annual periods beginning on or after December 15, 2011 and will require prospective application. The Plan is evaluating the effect this ASU will have on the Plan’s financial statements.

Subsequent Events

The Plan’s management has evaluated subsequent events through the date the financial statements were issued.

3. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

4. Investments

The Plan’s investments at fair value as of December 31, 2011 and 2010 are presented in the following table:

	December 31, 2011		December 31, 2010
Common stock:
MBIA Inc.	$7,147,419	*	$7,630,970	*
Mutual funds:
Fidelity Puritan Fund	2,067,901		1,999,591
Fidelity Magellan Fund	—		3,026,268
Fidelity Growth Company Fund	10,503,553	*	7,481,450	*
Fidelity Value Fund	—		3,260,390
Fidelity Overseas Fund	—		4,733,219	*
Fidelity Blue Chip Growth Fund	2,822,934		3,074,002
Fidelity Spartan 500 Index Institutional Fund***	6,773,231	*	7,177,270	*
Fidelity Spartan Extended Market Index Fund	735,427		431,417
Fidelity Low-Priced Stock Fund	1,207,029		1,220,697
Fidelity Freedom Income Fund	383,094		335,774
Fidelity Freedom Fund 2010	1,919,343		2,025,233
Fidelity Freedom Fund 2015	978,351		1,329,669
Fidelity Freedom Fund 2020	2,478,641		2,747,748
Fidelity Freedom Fund 2025	2,900,123		2,855,640
Fidelity Freedom Fund 2030	2,460,644		2,141,542
Fidelity Freedom Fund 2035	2,040,254		1,574,716
Fidelity Freedom Fund 2040	1,074,306		744,764
Fidelity Freedom Fund 2045	629,997		527,770
Fidelity Freedom Fund 2050	293,192		199,031
Fidelity Retirement Money Market Portfolio	18		18
Fidelity BrokerageLink	705,532		349,267
Deutsche Cash Management Fund Institutional Class	1,225,622		259,758
Baron Asset Fund	2,055,000		2,010,658
Baron Growth Fund	2,700,095		2,685,648
Van Kampen International Growth Fund	—		1,454,466
PIMCO High Yield Institutional Fund	2,533,750		3,097,950
PIMCO Total Return Institutional Fund	4,569,465	*	4,168,585	*
Morgan Stanley Inst. International Equity Fund	—		653,308
Cohen and Steers Realty Shares, Inc. Fund	516,421		621,285
Davis New York Venture Fund	387,299		366,809
Royce Opportunity Fund	579,762		612,981
Allianz NFJ Dividend Value Fund	535,908		575,858
Dodge & Cox International Stock Fund	865,481		1,018,323
RidgeWorth Mid-Cap Value Fund	2,749,949		—

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

Vanguard Total International Stock Index Fund	5,620,604	*	—
Templeton Global Bond Fund	9,743		—
Collective trust:
Fidelity Managed Income Portfolio Fund**	8,401,173	*	8,496,549	*

	$79,871,261		$80,888,624

*	Each of these investments, at fair value, represents 5% or more of the Plan’s net assets available for benefits as of the respective year end date.
**	Contract value totaled $8,193,967 at December 31, 2011 and $8,427,464 at December 31, 2010.
***	Formerly known as Fidelity Spartan U.S. Equity Index Fund

The Plan’s net appreciation (depreciation) in fair value of investments including gains and losses on investments bought and sold as well as held during the year for the years ended December 31, 2011 and 2010 was as follows:

	Years Ended December 31,
	2011	2010
Investments:
Mutual funds	$(4,064,752)	$6,999,042
Common stock	(313,541)	5,161,544

Net appreciation (depreciation) in fair value	$(4,378,293)	$12,160,586

The Plan’s investment assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. The following tables present information about the Plan’s assets measured at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$17,225,846	$—	$—	$17,225,846
Fixed income funds	7,112,958	—	—	7,112,958
Growth funds	18,081,582	—	—	18,081,582
Blended funds	1,252,780	—	—	1,252,780
Value funds	5,589,069	—	—	5,589,069
Index funds	13,129,262	—	—	13,129,262
Other funds	1,931,172	—	—	1,931,172

Total mutual funds	64,322,669	—	—	64,322,669
Collective trust	—	8,401,173	—	8,401,173
Common stock	7,147,419	—	—	7,147,419

Total investment assets at fair value	$71,470,088	$8,401,173	$—	$79,871,261

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$16,481,478	$—	$—	$16,481,478
Fixed income funds	7,266,535	—	—	7,266,535
Growth funds	19,732,492	—	—	19,732,492
Blended funds	5,298,830	—	—	5,298,830
Value funds	7,764,040	—	—	7,764,040
Index funds	7,608,687	—	—	7,608,687
Other funds	609,043	—	—	609,043

Total mutual funds	64,761,105	—	—	64,761,105
Collective trust	—	8,496,549	—	8,496,549
Common stock	7,630,970	—	—	7,630,970

Total investment assets at fair value	$72,392,075	$8,496,549	$—	$80,888,624

5. Notes Receivable

The Plan’s notes receivable from participants balance as of December 31, 2011 and 2010 was $1,152,040 and $814,403, respectively. As of December 31, 2011, notes receivable from participants had interest rates ranging from 5.25% to 10.25% and maturity dates from January 12, 2012 to November 12, 2021.

6. Investment in Collective Trust

The Plan holds an investment in a collective trust, specifically the Fidelity Managed Income Portfolio Fund (the “MIP”). The MIP invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, money market funds and may include derivative instruments such as futures contracts and swap agreements to provide daily liquidity. The investment contract issuers seek to preserve the principal investment and earnings, but cannot guarantee that they will be able to do so. The MIP is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The MIP is included in the Plan’s financial statements at contract value as described in Note 2. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (d) the failure of the Plan to qualify for exemption from federal income taxes or any other prohibited transaction exception under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with the participants, is probable.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

7. Tax Status

The IRS has advised that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (the “IRC”) and is therefore exempt from federal income taxes under provisions of Section 501(a) of the IRC. The Plan received a favorable determination letter on April 30, 2003. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s Tax Counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan continues to be qualified and the related trust tax-exempt. The Plan also obtained a favorable determination letter on March 21, 2012.

GAAP requires that Plan management evaluate each tax position taken by the Plan and recognize a liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not (i.e. a likelihood of more than 50 percent), based on the technical merits, would not be sustained on examination. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011 there are no uncertain tax positions taken or expected to be taken. Accordingly, the Plan has recognized no interest and penalties associated with any liability for unrecognized tax benefits. The Plan’s policy is to record such amounts, if any, as income tax expense. The Plan is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2008.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in the Plan’s financial statements at December 31, 2011 and 2010 to Form 5500:

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$80,816,096	$81,633,942
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a collective trust	207,205	69,085

Net assets available for benefits per the Form 5500	$81,023,301	$81,703,027

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

The following is a reconciliation of the increase (decrease) in net assets available for benefits as reported in the Plan’s financial statements to the Form 5500 for the years ended December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
Net increase (decrease) in net assets available for benefits per the financial statements	$(817,846)	$16,477,701
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a collective trust	138,120	228,466

Net increase (decrease) in net assets available for benefits per the Form 5500	$(679,726)	$16,706,167

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 06-1185706, PLAN 002

DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Common stock:
*	MBIA Inc.	Common stock		$7,147,419
	Mutual funds:
*	Fidelity Puritan Fund	Mutual fund		2,067,901
*	Fidelity Growth Company Fund	Mutual fund		10,503,553
*	Fidelity Blue Chip Growth Fund	Mutual fund		2,822,934
*	Fidelity Spartan 500 Index Institutional Fund	Mutual fund		6,773,231
*	Fidelity Spartan Extended Market Index Fund	Mutual fund		735,427
*	Fidelity Low-Priced Stock Fund	Mutual fund		1,207,029
*	Fidelity Freedom Income Fund	Mutual fund		383,094
*	Fidelity Freedom Fund 2010	Mutual fund		1,919,343
*	Fidelity Freedom Fund 2015	Mutual fund		978,351
*	Fidelity Freedom Fund 2020	Mutual fund		2,478,641
*	Fidelity Freedom Fund 2025	Mutual fund		2,900,123
*	Fidelity Freedom Fund 2030	Mutual fund		2,460,644
*	Fidelity Freedom Fund 2035	Mutual fund		2,040,254
*	Fidelity Freedom Fund 2040	Mutual fund		1,074,306
*	Fidelity Freedom Fund 2045	Mutual fund		629,997
*	Fidelity Freedom Fund 2050	Mutual fund		293,192
*	Fidelity Retirement Money Market Portfolio	Mutual fund		18
*	Fidelity BrokerageLink	Participant-directed brokerage accounts		705,532
	Deutsche Cash Management Fund Institutional Class	Mutual fund		1,225,622
	Baron Asset Fund	Mutual fund		2,055,000
	Baron Growth Fund	Mutual fund		2,700,095
	PIMCO High Yield Institutional Fund	Mutual fund		2,533,750
	PIMCO Total Return Institutional Fund	Mutual fund		4,569,465
	Cohen and Steers Realty Shares, Inc. Fund	Mutual fund		516,421

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i (Continued)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 06-1185706, PLAN 002

DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Davis New York Venture Fund	Mutual fund		387,299
	Royce Opportunity Fund	Mutual fund		579,762
	Allianz NFJ Dividend Value Fund	Mutual fund		535,908
	Dodge & Cox International Stock Fund	Mutual fund		865,481
	RidgeWorth Mid-Cap Value Fund	Mutual fund		2,749,949
	Vanguard Total International Stock Index Fund	Mutual fund		5,620,604
	Templeton Global Bond Fund	Mutual fund		9,743
	Collective trust:
*	Fidelity Managed Income Portfolio Fund	Collective trust		8,401,173
*	Participant loans	Interest rates: 5.25% to 10.25%; Maturity dates: 1/12/12 to 11/12/21	—	1,152,040

	Total			$81,023,301

(1)	Cost is not required for participant-directed investments.
*	Fidelity Management Trust Company, including associated funds, participants and the Company are parties-in-interest.

See accompanying report of independent registered public accounting firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MBIA Inc. 401(k) Plan

Date: June 6, 2012	/S/ C. EDWARD CHAPLIN
C. Edward Chaplin President Chief Financial Officer

Date: June 6, 2012	/S/ ALAN PEARLMAN
Alan Pearlman Plan Administrator